MEMORANDUM

TO:	Alberto H. Zapata, Esq. Senior Counsel Office of Insurance Products U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Assistant Vice President, Legal
DATE:	July 22, 2013
SUBJECT:
Response to Comments for Post-Effective Amendment No. 5 for File No: 333-183048; and Post-Effective Amendment No. 6 for File No: 333-175719, to the Registration Statements on Form N-4; Jackson National Separate Account-I  (“Registrant”) of Jackson National Life Insurance Company (“Jackson”); and

Post-Effective Amendment No. 5 for File No. 333-183046; and Post-Effective Amendment No. 70 for File No. 333-70384, to the Registration Statements on Form N-4; JNLNY Separate Account I (“Registrant”) of Jackson National Life Insurance Company of New York (“Jackson of New York”)

This memorandum is in response to the comments you provided via telephone on July 16, 2013, for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum provides our understanding of each of the specific oral comments, followed respectively by narrative responses (in bold).

A revised clean copy of the supplement filed under File No. 333-183048, and a copy of the supplement marked to show the changes discussed below, are attached and will be provided electronically and in hard copy. The marked copy of the supplement also reflects the deletion of disclosure related to changes to the quarterly step-up options since, as previously discussed, we will not be proceeding with those changes.

1.	General Comments

a.      Please clarify supplementally whether there are any types of guarantees, credit enhancements or other support agreements with third parties.

Response: Jackson or Jackson of New York, as applicable, will be solely responsible for paying out any guarantees associated with the variable annuity contract from its General Account assets, which may include payments received under standard reinsurance agreements.  There are no guarantee, credit enhancement, or support agreements with third parties to support any of Jackson’s or Jackson of New York’s guarantees under the contract.

b.	Please make comporting changes to other supplements as applicable. Whenever a comment has specific applicability only to a particular supplement please identify that file number.

Response: Any changes reflected in the responses to comments contained herein also will be made to the documents under the other three file numbers listed above. If a comment has specific applicability only to a particular file number, that file number will be identified.

2.	Cover Page

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifier.

Response:  The contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

3.	Page Citations to Underling Prospectus

There are discrepancies between the pages cited in the Supplement and the underlying prospectus. For instance on page 1 of the supplement under “1. Changes to the LifeGuard Freedom 6 Net With Joint Option Guaranteed Minimum Withdrawal Benefit (GMWB)”, the third and fourth bullets of this section reference disclosure on page 94 of the prospectus. Review of the underlying April 29, 2013 prospectus filed on EDGAR reflects that the referenced disclosure is actually on page 95. The page citations throughout the rest of the supplement are consistently off by one. Please make any necessary corrections to the page references in the supplement. Make any necessary corresponding corrections to the supplements under the other three file numbers listed above.

Response: The page references cited in the supplement are to the final printed version of the applicable prospectus. We have checked all page references in the supplement to confirm their accuracy. We will provide a courtesy copy of the final printed version of the prospectus (as referenced in our 497(j) filing dated May 2, 2013) for your reference.

4.	Supplement Introduction and Format

a.
Please provide an introductory paragraph providing the reader with guidance as to the general notice of the changes being made throughout the supplement (similar to the three bullets contained in the cover letter). Please include explanations regarding how to read the supplement.

Response: The following introductory paragraph will added to the supplement.

“The purpose of this supplement is to make the following changes to the prospectus:

1.
The Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits (GMWBs), which were previously not available to add to a contract, will be available effective September 16, 2013, with the following changes:

▪	revisions to the charges, Guaranteed Annual Withdrawal Amount (GAWA) percentages, and Contract Anniversary date requirements for the Guaranteed Withdrawal Balance Adjustment;
▪	elimination of the availability of the Optional Income Upgrade Table;
▪	removal of contract enhancements from the GMWB calculations; and
▪	addition of the 7% annual Contract Value step-up option under the Joint For Life version of LifeGuard Freedom Flex, only.
2.	The maximum issue age requirement for LifeGuard Freedom Flex DB is changed from age 67 to age 70.

The specific revisions to the prospectus to reflect the above changes are described in detail below.  The revisions below describe the changes that are being made to the existing prospectus disclosure and the location in the prospectus where the disclosure can be found.”

b.	Please amend the styles of the headings for the parts of the prospectus being amended, so they are given greater prominence and are better separated from the text of the changes.

Response: The styles and formatting of the headings in the supplement will be changed to give them greater prominence and separation from the other text. These changes are reflected on the attached copies of the supplement.

5.	Changes to the LifeGuard Freedom Flex DB

a.
To clarify the placement of the changed language, please consider revising the first bullet of this section as follows: “The first sentence in the second paragraph after the indented language under the section titled “LifeGuard Freedom Flex GMWB” on page 106 of the prospectus is revised to read as follows:”

Response: The first bullet of this section will be revised to read as reflected in the above comment.

b.
To clarify the placement of the changed language, please consider revising the third bullet of this section as follows “The first sentence in the first paragraph after the indented language under “LifeGuard Freedom Flex DB” on page 140 of the prospectus is revised to read as follows:”

Response:  The third bullet of this section will be revised to read as reflected in the above comment

6.	Combination Prospectus-To Be Updated By Amendment. (File Nos. 333-183048, 333-175719 and 333-183046)

Please elaborate on or describe the disclosure to be updated by amendment referenced on pages 8, 11 and 16 of the combination prospectus.

Response: The disclosure that is marked “to be updated by amendment” relates to fund disclosure that will potentially need updating in connection with the September 16, 2013 updates. Currently, the expected fund changes are two fund name changes (in connection with sub-advisor changes) and the elimination of up to five fund options (in connection with fund mergers).  This will require updates to the fund expense tables (page 8) and the fund summary tables (page 16) and may impact the Minimum/Maximum fund expenses (page 8) and the Example (page 11).

7.	SAI

Please confirm to the staff that no substantive changes have been made to the SAI as a result of the changes in these post-effective amendments.

Response: Registrant confirms that no substantive changes have been made to the SAI as a result of the changes in these post-effective amendments.

8.	Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment.

Response: Any financial statements, exhibits and other required disclosure not included in the current post-effective amendment will be filed in a subsequent post-effective amendment prior to the effective date of this amendment.

9.	Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  Registrants will provide the so-called Tandy Representations.

10.	Please clarify supplementally what documents will be provided to new purchasers of the contracts.

Response: New customers purchasing the contracts on and after the effective date of the supplement will receive the applicable April 29, 2013 prospectus accompanied by the supplement.

Please contact me at (517) 367- 3872 if you have any questions or require additional information.

Supplement Dated September 16, 2013
To The Prospectus Dated April 29, 2013

PERSPECTIVE II®
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
(Contracts offered for sale on and after September 10, 2012)

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-644-4565; www.jackson.com.

The purpose of this supplement is to make the following changes to the prospectus:

1.
The Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits (GMWBs), which were previously not available to add to a contract, will be available effective September 16, 2013, with the following changes:

▪	revisions to the charges, Guaranteed Annual Withdrawal Amount (GAWA) percentages, and Contract Anniversary date requirements for the Guaranteed Withdrawal Balance Adjustment;

▪	elimination of the availability of the Optional Income Upgrade Table;

▪	removal of contract enhancements from the GMWB calculations; and

▪	addition of the 7% annual Contract Value step-up option under the Joint For Life version of LifeGuard Freedom Flex, only.

2.      The maximum issue age requirement for LifeGuard Freedom Flex DB is changed from age 67 to age 70.

The specific revisions to the prospectus to reflect the above changes are described in detail below.  The revisions below describe the changes that are being made to the existing prospectus disclosure and the location in the prospectus where the disclosure can be found.

1. CHANGES TO THE LIFEGUARD FREEDOM 6 NET WITH JOINT OPTION GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB).

The LifeGuard Freedom 6 Net With Joint Option GMWB is now available to add to a Contract, with revised charges and Guaranteed Annual Withdrawal Amount (GAWA) percentages, and other modifications described below. The prospectus is revised as follows:

►	All references in the prospectus stating that the LifeGuard Freedom 6 Net With Joint Option GMWB is no longer offered or no longer available to add to a Contract are deleted.

►
The following charge table is inserted directly above the existing charge table appearing in footnote 21 on page 8 of the prospectus and under the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net With Joint Option”) Charge” on page 40 of the prospectus:

LifeGuard Freedom 6 Net With Joint Option GMWBS ISSUED ON OR AFTER SEPTEMBER 16, 2013*
Annual Charge	Maximum		Current
	3.00%	(WA Only) 3.00%	1.60%	(WA Only) 1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

►
The second paragraph under “Withdrawals” in the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net With Joint Option”)” on page 94 of the prospectus is deleted.

►	The third paragraph and corresponding GAWA% Table under “Withdrawals” beginning on page 94 of the prospectus are replaced with the following:

The GAWA percentage for each age group is as follows:

For Endorsements Issued On Or After September 16, 2013:

Ages	Base GAWA% Table*
35 – 64	3.50%
65 – 74	4.50%
75 – 80	5.00%
81+	5.50%
* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

If your endorsement was issued prior to September 16, 2013, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

►	The second paragraph under “Guaranteed Withdrawal Balance Adjustment” on page 98 of the prospectus is revised to read as follows:

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life’s 70th birthday, Or

●	The 12th Contract Anniversary (10th Contract Anniversary for endorsements issued prior to September 16, 2013) following the effective date of this endorsement.

►      The third paragraph under “Step-Up” on page 99 of the prospectus is revised to read as follows:

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 4.50%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 5.00%.

►
Contract Enhancements and corresponding recapture charges are no longer included in the GMWB calculations under the LifeGuard Freedom 6 Net With Joint Option GMWB as reflected in the following changes:

a.	The first and second paragraphs under “Election” on page 94 of the prospectus are revised to read as follows:

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value, minus (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

For endorsements issued on or after September 16, 2013, Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB.  On Contracts with a Contract Enhancement, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  For endorsements issued prior to September 16, 2013, please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time. The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

b.	The third paragraph under “Guaranteed Withdrawal Balance Adjustment” beginning on page 98 of the prospectus is revised to read as follows:

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement -- subject to a maximum of $5,000,000.

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement -- subject to a maximum of $5,000,000.

c.	The first paragraph under “Premiums” on page 99 of the prospectus is revised to read as follows:

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, plus ii) (for endorsements issued prior to September 16, 2013) any Contract Enhancement; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

d.	The second paragraph under “Step-Up” on page 99 of the prospectus is revised to read as follows:

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  If this GMWB is elected on the Contract’s Issue Date, the BDB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.  If this GMWB is elected on any Contract Anniversary (subject to availability), the BDB equals Contract Value less (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal.

e.	The sixth paragraph under “Step-Up” beginning on page 100 of the prospectus is revised to read as follows:

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

f.	The third bullet point in the text box under “Bonus” on page 103 of the prospectus is revised to read as follows:

•
With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

2.  CHANGES TO THE LIFEGUARD FREEDOM FLEX WITH JOINT OPTION GMWB.

The LifeGuard Freedom Flex with Joint Option GMWB is now available to add to a Contract, with revised charges and Guaranteed Annual Withdrawal Amount (GAWA) percentages, and other modifications described below. The prospectus is revised as follows:

►	All references in the prospectus stating that the LifeGuard Freedom Flex With Joint Option GMWB is no longer offered or no longer available to add to a Contract are deleted.

►
The maximum charge for the LifeGuard Freedom Flex With Joint Option GMWB in the fee table on page 6 of the prospectus and in the first sentence of footnote 23 following the fee table is revised as follows:

Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex® With Joint Option GMWB”)23	3.00%

►
The following charge table is inserted directly above the existing charge table appearing in footnote 23 on page 9 of the prospectus and under the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge” on page 43 of the prospectus:

GMWBS ISSUED ON OR AFTER SEPTEMBER 16, 2013* LifeGuard Freedom Flex With Joint Option GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.70%	(WA Only) 2.70%	1.35%	(WA Only) 1.35%
6% Bonus and Annual Step-Up	2.90%	2.94%	1.45%	1.47%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.60%	1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

►
The summary of available combinations of Options in the table titled “LifeGuard Freedom Flex with Joint Option GMWB – Available Option Combinations” on page 105 of the prospectus is revised to read as follows:

LifeGuard Freedom Flex with Joint Option GMWB-
Available Option Combinations

 Step-Up
Annual or Highest Quarterly
Bonus                    Contract Value

                5%                      Annual
5%***               Quarterly
6%                      Annual
7%                      Annual

*** No longer offered on or after October 15, 2012.

►	The second paragraph under “Withdrawals” on page 118 of the prospectus is deleted.

►	The third paragraph and corresponding GAWA% Table under “Withdrawals on page 118 of the prospectus, are replaced with the following:

The GAWA percentage for each age group is as follows:

For Endorsements Issued On Or After September 16, 2013:

Ages	Base GAWA% Table*
35 – 64	3.50%
65 – 74	4.50%
75 – 80	5.00%
81+	5.50%
* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

If your endorsement was issued prior to September 16, 2013, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

►	The second paragraph under “Guaranteed Withdrawal Balance Adjustment” on page 120 of the prospectus is revised to read as follows:

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

●	The 12th Contract Anniversary (10th Contract Anniversary for endorsements issued prior to September 16, 2013) following the effective date of this endorsement.

►	The second sentence in the first paragraph under “Step-Up” on page 121 of the prospectus is revised to read as follows:

Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6, and 7% Bonus Options (a “step-up”).

►      The seventh paragraph under “Step-Up” on page 122 of the prospectus is revised to read as follows:

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 4.50%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 5.00%.

►	The second sentence in the first paragraph under “Bonus” on page 126 of the prospectus is revised to read as follows:

A bonus equal to 5, 6, or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.

►	The first sentence of the first paragraph in the text box under “Bonus” on page 126 of the prospectus is revised to read as follows:

The bonus equals 5, 6 or 7% of the Bonus Base.

►	The first bullet point under the fourth paragraph in the text box under “Bonus” on page 127 of the prospectus is revised to read as follows:

●	The GWB is recalculated, increasing by 5, 6 or 7% (as applicable) of the Bonus Base.
►
Contract Enhancements and corresponding recapture charges are no longer included in the GMWB calculations under the LifeGuard Freedom Flex With Joint Option GMWB as reflected in the following changes to the prospectus:

a.	The first and second paragraphs under “Election” on page 118 of the prospectus are revised to read as follows:

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value, minus (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

For endorsements issued on or after September 16, 2013, Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB.  On Contracts with a Contract Enhancement, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  For endorsements issued prior to September 16, 2013, please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time. The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any Bonus), and the GWB is reduced by each withdrawal.

b.	The third paragraph under “Guaranteed Withdrawal Balance Adjustment” beginning on page 120 of the prospectus is revised to read as follows:

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) (for endorsements issued prior to September 16, 2013) any Contract Enhancement, subject to a maximum of $5,000,000.

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancements, subject to a maximum of $5,000,000.

c.	The first paragraph under “Premiums” on page 121 of the prospectus is revised to read as follows:

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, plus ii) (for endorsements issued prior to September 16, 2013) any Contract Enhancement; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

d.	The fourth paragraph under “Step-Up” on page 121 of the prospectus is revised to read as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

e.	The sixth paragraph under “Step-Up” on page 122 of the prospectus is revised to read as follows:

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement, if this GMWB is elected at issue, or (b) the Contract Value less (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal, on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

f.	The tenth paragraph under “Step-Up” on page 122 of the prospectus is revised to read as follows:

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

g.	The third bullet point in the text box under “Bonus” on page 126 of the prospectus is revised to read as follows:

•
With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

3. CHANGES TO THE LIFEGUARD FREEDOM FLEX DB.

The maximum issue age for the LifeGuard Freedom Flex DB is increased from age 67 to 70. The prospectus is revised as follows:

►	The first sentence in the second paragraph after the indented language under the section titled “LifeGuard Freedom Flex GMWB” on page 106 of the prospectus is revised to read as follows:

This GMWB is available to Owners 35 to 80 years old, or 35 to 70 (67 for endorsements issued between April 29, 2013 and September 16, 2013) years old if you select the Option combination that includes the LifeGuard Freedom Flex DB (proof of age is required).

►	The fourth sentence in the first paragraph under the section titled “Optional Death Benefits” beginning on page 136 of the prospectus is revised to read as follows:

The LifeGuard Freedom Flex DB is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options) and only if the Owner is 35 to 70 (67 for endorsements issued between April 29, 2013 and September 16, 2013) years of age on the date the endorsement is added to the Contract.

►	The first sentence in the first paragraph after the indented language under “LifeGuard Freedom Flex DB” on page 140 of the prospectus is revised to read as follows:

The LifeGuard Freedom Flex DB is only available currently at issue and in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option”) and only if the Owner is 35 to 70 (67 for endorsements issued between April 29, 2013 and September 16, 2013) years of age on the date that the endorsement is issued in connection with the Contract.

Supplement Dated September 16, 2013
To The Prospectus Dated April 29, 2013

PERSPECTIVE II®
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
(Contracts offered for sale on and after September 10, 2012)

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-644-4565; www.jackson.com.

The purpose of this supplement is to make the following changes to the prospectus:

1.
The Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits (GMWBs), which were previously not available to add to a contract, will be available effective September 16, 2013, with the following changes:

▪	revisions to the charges, Guaranteed Annual Withdrawal Amount (GAWA) percentages, and Contract Anniversary date requirements for the Guaranteed Withdrawal Balance Adjustment;

▪	elimination of the availability of the Optional Income Upgrade Table;

▪	removal of contract enhancements from the GMWB calculations; and

▪	addition of the 7% annual Contract Value step-up option under the Joint For Life version of LifeGuard Freedom Flex, only.

2.        The maximum issue age requirement for LifeGuard Freedom Flex DB is changed from age 67 to age 70.

The specific revisions to the prospectus to reflect the above changes are described in detail below.  The revisions below describe the changes that are being made to the existing prospectus disclosure and the location in the prospectus where the disclosure can be found.

1. CHANGES TO THE LIFEGUARD FREEDOM 6 NET WITH JOINT OPTION GUARANTEED MINIMUMWITHDRAWAL BENEFIT (GMWB).

The LifeGuard Freedom 6 Net With Joint Option GMWB is now available to add to a Contract, with revised charges and Guaranteed Annual Withdrawal Amount (GAWA) percentages, and other modifications described below. The prospectus is revised as follows:

►	All references in the prospectus stating that the LifeGuard Freedom 6 Net With Joint Option GMWB is no longer offered or no longer available to add to a Contract are deleted.

►
The following charge table is inserted directly above the existing charge table appearing in footnote 21 on page 8 of the prospectus and under the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net With Joint Option”) Charge” on page 40 of the prospectus:

LifeGuard Freedom 6 Net With Joint Option GMWBS ISSUED ON OR AFTER SEPTEMBER 16, 2013*
Annual Charge	Maximum		Current
	3.00%	(WA Only) 3.00%	1.60%	(WA Only) 1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

►
The second paragraph under “Withdrawals” in the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net With Joint Option”)” on page 94 of the prospectus is deleted.

►	The third paragraph and corresponding GAWA% Table under “Withdrawals” beginning on page 94 of the prospectus are replaced with the following:

The GAWA percentage for each age group is as follows:

For Endorsements Issued On Or After September 16, 2013:

Ages	Base GAWA% Table*
35 – 64	3.50%
65 – 74	4.50%
75 – 80	5.00%
81+	5.50%
* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

If your endorsement was issued prior to September 16, 2013, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

►	The second paragraph under “Guaranteed Withdrawal Balance Adjustment” on page 98 of the prospectus is revised to read as follows:

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life’s 70th birthday, Or

●	The 12th Contract Anniversary (10th Contract Anniversary for endorsements issued prior to September 16, 2013) following the effective date of this endorsement.

►The third paragraph under “Step-Up” on page 99 of the prospectus is revised to read as follows:

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 4.50%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 5.00%.

►
Contract Enhancements and corresponding recapture charges are no longer included in the GMWB calculations under the LifeGuard Freedom 6 Net With Joint Option GMWB as reflected in the following changes:

a.	The first and second paragraphs under “Election” on page 94 of the prospectus are revised to read as follows:

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value, minus (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

For endorsements issued on or after September 16, 2013, Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB.  On Contracts with a Contract Enhancement, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  For endorsements issued prior to September 16, 2013, please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time. The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

b.	The third paragraph under “Guaranteed Withdrawal Balance Adjustment” beginning on page 98 of the prospectus is revised to read as follows:

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement -- subject to a maximum of $5,000,000.

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement -- subject to a maximum of $5,000,000.

c.	The first paragraph under “Premiums” on page 99 of the prospectus is revised to read as follows:

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, plus ii) (for endorsements issued prior to September 16, 2013) any Contract Enhancement; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

d.	The second paragraph under “Step-Up” on page 99 of the prospectus is revised to read as follows:

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  If this GMWB is elected on the Contract’s Issue Date, the BDB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.  If this GMWB is elected on any Contract Anniversary (subject to availability), the BDB equals Contract Value less (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal.

e.	The sixth paragraph under “Step-Up” beginning on page 100 of the prospectus is revised to read as follows:

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

f.	The third bullet point in the text box under “Bonus” on page 103 of the prospectus is revised to read as follows:

•
With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

2.  CHANGES TO THE LIFEGUARD FREEDOM FLEX WITH JOINT OPTION GMWB.

The LifeGuard Freedom Flex with Joint Option GMWB is now available to add to a Contract, with revised charges and Guaranteed Annual Withdrawal Amount (GAWA) percentages, and other modifications described below. The prospectus is revised as follows:

►	All references in the prospectus stating that the LifeGuard Freedom Flex With Joint Option GMWB is no longer offered or no longer available to add to a Contract are deleted.

►
The maximum charge for the LifeGuard Freedom Flex With Joint Option GMWB in the fee table on page 6 of the prospectus and in the first sentence of footnote 23 following the fee table is revised as follows:

Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex® With Joint Option GMWB”)23	3.00%

►
The following charge table is inserted directly above the existing charge table appearing in footnote 23 on page 9 of the prospectus and under the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge” on page 43 of the prospectus:

GMWBS ISSUED ON OR AFTER SEPTEMBER 16, 2013* LifeGuard Freedom Flex With Joint Option GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.70%	(WA Only) 2.70%	1.35%	(WA Only) 1.35%
6% Bonus and Annual Step-Up	2.90%	2.94%	1.45%	1.47%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.60%	1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

►
The summary of available combinations of O ptions in the table titled “ LifeGuard Freedom Flex with Joint Option GMWB – Available Option Combinations ” on page 105 of the prospectus is revised to read as follows:

LifeGuard Freedom Flex with Joint Option GMWB-
Available Option Combinations

 Step-Up
Annual or Highest Quarterly
Bonus                    Contract Value

                5%                      Annual
5% ***                Quarterly
6%                      Annual
7%                      Annual

*** No longer offered on or after October 15, 2012.

►	The second paragraph under “Withdrawals” on page 118 of the prospectus is deleted.

►	The third paragraph and corresponding GAWA% Table under “Withdrawals on page 118 of the prospectus, are replaced with the following:

The GAWA percentage for each age group is as follows:

For Endorsements Issued On Or After September 16, 2013:

Ages	Base GAWA% Table*
35 – 64	3.50%
65 – 74	4.50%
75 – 80	5.00%
81+	5.50%
* On or after September 16, 2013, the Optional Income Upgrade Table is no longer available with this GMWB.

If your endorsement was issued prior to September 16, 2013, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

►	The second paragraph under “Guaranteed Withdrawal Balance Adjustment” on page 120 of the prospectus is revised to read as follows:

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

●	The 12th Contract Anniversary (10th Contract Anniversary for endorsements issued prior to September 16, 2013) following the effective date of this endorsement.

►	The second sentence in the first paragraph under “Step-Up” on page 121 of the prospectus is revised to read as follows:

Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6, and 7% Bonus Options (a “step-up”).

►      The seventh paragraph under “Step-Up” on page 122 of the prospectus is revised to read as follows:

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 4.50%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 5.00%.

►	The second sentence in the first paragraph under “Bonus” on page 126 of the prospectus is revised to read as follows:

A bonus equal to 5, 6, or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.

►	The first sentence of the first paragraph in the text box under “Bonus” on page 126 of the prospectus is revised to read as follows:

The bonus equals 5, 6 or 7% of the Bonus Base.

►	The first bullet point under the fourth paragraph in the text box under “Bonus” on page 127 of the prospectus is revised to read as follows:

●	The GWB is recalculated, increasing by 5, 6 or 7% (as applicable) of the Bonus Base.
►
 Contract Enhancements and corresponding recapture charges are no longer included in the GMWB calculations under the LifeGuard Freedom Flex With Joint Option GMWB as reflected in the following changes to the prospectus:

a.	The first and second paragraphs under “Election” on page 118 of the prospectus are revised to read as follows:

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value, minus (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

For endorsements issued on or after September 16, 2013, Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB.  On Contracts with a Contract Enhancement, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  For endorsements issued prior to September 16, 2013, please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time. The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any Bonus), and the GWB is reduced by each withdrawal.

b.	The third paragraph under “Guaranteed Withdrawal Balance Adjustment” beginning on page 120 of the prospectus is revised to read as follows:

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) (for endorsements issued prior to September 16, 2013) any Contract Enhancement, subject to a maximum of $5,000,000.

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancements, subject to a maximum of $5,000,000.

c.	The first paragraph under “Premiums” on page 121 of the prospectus is revised to read as follows:

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, plus ii) (for endorsements issued prior to September 16, 2013) any Contract Enhancement; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

d.	The fourth paragraph under “Step-Up” on page 121 of the prospectus is revised to read as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

e.	The sixth paragraph under “Step-Up” on page 122 of the prospectus is revised to read as follows:

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement, if this GMWB is elected at issue, or (b) the Contract Value less (for endorsements issued on or after September 16, 2013) any recapture charges that would be assessed on a full withdrawal, on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

f.	The tenth paragraph under “Step-Up” on page 122 of the prospectus is revised to read as follows:

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

g.	The third bullet point in the text box under “Bonus” on page 126 of the prospectus is revised to read as follows:

•
With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus (for endorsements issued prior to September 16, 2013) any Contract Enhancement.

3. CHANGES TO THE LIFEGUARD FREEDOM FLEX DB.

The maximum issue age for the LifeGuard Freedom Flex DB is increased from age 67 to 70. The prospectus is revised as follows:

►	The first sentence in the second paragraph after the indented language under the section titled “LifeGuard Freedom Flex GMWB” on page 106 of the prospectus is revised to read as follows:

This GMWB is available to Owners 35 to 80 years old, or 35 to 70 (67 for endorsements issued between April 29, 2013 and September 16, 2013) years old if you select the Option combination that includes the LifeGuard Freedom Flex DB (proof of age is required).

►	The fourth sentence in the first paragraph under the section titled “Optional Death Benefits” beginning on page 136 of the prospectus is revised to read as follows:

The LifeGuard Freedom Flex DB is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options) and only if the Owner is 35 to 70 (67 for endorsements issued between April 29, 2013 and September 16, 2013) years of age on the date the endorsement is added to the Contract.

►	The first sentence in the first paragraph after the indented language under “LifeGuard Freedom Flex DB” on page 140 of the prospectus is revised to read as follows:

The LifeGuard Freedom Flex DB is only available currently at issue and in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option”) and only if the Owner is 35 to 70 (67 for endorsements issued between April 29, 2013 and September 16, 2013) years of age on the date that the endorsement is issued in connection with the Contract.